UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2009

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the “Company”) on May 19, 2009 that reports Financial Results for the First Quarter 2009.

EXHIBIT 1

OceanFreight Inc. Reports Financial Results for the First Quarter 2009

May 19, 2009 Athens, Greece. OceanFreight Inc. (NASDAQ: OCNF), a global provider of marine transportation services, today announced its financial results for the quarter ended March 31, 2009.

Financial Highlights

•

For the three-month period ended March 31, 2009, the Company reported Net Income of $2.6 million or $0.13 per common share.

Other Developments

•

In May 2009 the Company fully repaid the Sellers’ Credit of $25 million in connection with the acquisition of the M/T Tamara and M/T Tigani that was carrying an interest rate ranging from 9% to 9.5%.

•

As of May 19, 2009, the Company, under the Standby Equity Purchase Agreement, or SEPA, entered into by and between the Company and YA Global Master SPV Ltd., has raised approximately $111.6 million of gross proceeds.

Anthony Kandylidis, the Company’s President and Chief Executive Officer, commented:

“We are pleased to report a profitable first quarter in 2009. During the last few months we have continued to execute on our business plan. We have secured our cash flow from a diversified client and sector base and we are in compliance with all our loan covenants. We have strengthened our balance sheet by infusing fresh equity of approximately $112 million while reducing the Company’s debt obligations. Oceanfreight is uniquely positioned to take advantage of the present challenging economic environment and go after opportunities as they arise.”

First Quarter 2009 Results

For the first quarter ended March 31, 2009, Gross Revenues amounted to $34.2 million, Operating Income amounted to $7.4 million and Net Income amounted to $2.6 million. EBITDA(1)  for the first quarter of 2009 was $17.7 million.

An average of 12.8 vessels were owned and operated during the first quarter of 2009, earning an average Time Charter Equivalent, or TCE rate, of $29,256 per day.

(1) Please see later in this release for a reconciliation of EBITDA to net cash provided by Operating activities

Liquidity

As of May 19, 2009, the Company had a total liquidity of approximately $108 million.

Financing Activities

As of today, the Company has raised approximately $111.6 million in gross proceeds under the Standby Equity Purchase Agreement or SEPA entered into by and between the Company and YA Global Master SPV Ltd. The total number of shares issued and outstanding is 90,394,493 as of May 19, 2009.

Fleet Data

	Three Months Ended March 31,
	2008	2009
Average number of Vessels(1)	10.8	12.8
Total voyage days for fleet(2)	984	1,122
Total calendar days for fleet(3)	985	1,170
Fleet utilization(4)	99.9%	98.2%
Time charter equivalent(5)	$34,938	$29,256

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period. (2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off -hire.
(3) Calendar days are the total days the vessels were in our possession for the relevant period including off -hire days.
(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days net of scheduled drydocking days for the relevant period.
(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

The following table reflects the calculation of our TCE rates for the periods then ended:

	Three Months Ended March 31,
(Dollars in thousands)	2008	2009

Gross revenues	$ 38,359	$ 34,154
Voyage expenses	$ (3,980)	$ (1,329)

Time charter equivalent revenues	$ 34,379	$ 32,825

Total voyage days for fleet	984	1,122
Time charter equivalent (TCE) rate	$ 34,938	$ 29,256

Financial Statements

The following are OceanFreight Inc.’s Consolidated Statements of Income for the three month periods ended March 31, 2008 and 2009:

	Three Months Ended March 31,
(Dollars in thousands, except for share and per share data)	2008	2009
	Unaudited	Unaudited

INCOME STATEMENT DATA

Voyage revenues	$ 35,794	$ 31,617
Imputed revenue	2,565	2,537
Gross Revenue	38,359	34,154

Voyage expenses	(3,980)	(1,329)
Vessels operating expenses	(5,729)	(9,427)
Depreciation	(10,174)	(12,780)
Management fees	(461)	(960)
General and administrative expense	(2,451)	(1,247)
Drydocking cost	-	(971)
Operating Income	15,564	7,440

Interest and finance costs	(4,037)	(5,737)
Interest income	173	13
Gain/(loss) on derivative instruments	(5,296)	875

Net Income	$ 6,404	$ 2,591

Basic and fully diluted earnings per share	$ 0.44	$ 0.13
Weighted average common and subordinated shares outstanding	14,428,256	19,926,160

The following are OceanFreight Inc.’s Consolidated Balance Sheets as at December 31, 2008 and March 31, 2009:

(Expressed in thousands of U.S. Dollars  - except for share and per share data)

	2008	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 23,069	$ 27,029
Receivables	2,073	2,526
Inventories	1,338	1,371
Prepayments and other	2,197	2,985
Total current assets	28,677	33,911
FIXED ASSETS, NET:
Vessels, net of accumulated depreciation of $56,838 and $69,602, respectively	587,189	574,425
Other, net of accumulated depreciation of $31 and $47, respectively	159	143
Total fixed assets, net	587,348	574,568
OTHER NON CURRENT ASSETS:
Deferred financing fees, net of accumulated amortization of $1,634 and $1,828, respectively	2,081	1,912
Restricted cash	6,511	6,511
Other	953	4,403
Total assets	$ 625,570	$ 621,305
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$ 1,767	$ 3,302
Due to related parties	111	162
Accrued liabilities	9,731	10,070
Unearned revenue	1,822	1,767
Derivative liability	6,771	6,712
Sellers’ credit	25,000	18,846
Current portion of imputed deferred revenue	10,290	10,290
Current portion of long-term debt	60,889	46,452
Total current liabilities	116,381	97,601
NON-CURRENT LIABILITIES:
Derivative liability, net of current portion	9,376	8,560
Imputed deferred revenue, net of current portion	5,741	3,204
Long-term debt, net of current portion	247,111	256,417
Total non-current liabilities	262,228	268,181
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred shares, par value $0.01; 5,000,000 shares authorized, 0 shares issued and oustanding	-	-
Common Shares, par value $0.01; 95,000,000 shares authorized, 18,544,493 and 21,694,493 shares issued and outstanding at December 31, 2008 and March 31, 2009, respectively	185	217
Subordinated Shares, par value $0.01; 10,000,000 shares authorized, 0 shares issued and outstanding	-	-
Additional paid-in capital	271,824	277,763
Accumulated deficit	(25,048)	(22,457)
Total stockholders’ equity	246,961	255,523
Total liabilities and stockholders’ equity	$ 652,570	$ 621,305

EBITDA Reconciliation

OceanFreight Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization and other non-cash items. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net cash provided by operating activities to EBITDA:

(Dollars in thousands)	Three Months Ended March 31,
	2008	2009
Net cash provided by operating activities	$17,996	$12,793
Net increase in current assets, excluding cash and cash equivalents	3,506	1,274
Net increase in current liabilities, excluding current portion of long term debt and imputed deferred revenue current portion	(1,958)	(1,870)
Net Interest expense	3,864	5,724
Amortization of deferred financing costs included in interest expense	(112)	(194)
EBITDA	$23,296	$17,727

Fleet List

The table below describes in detail our fleet development and current employment profile as of May 19, 2009

	Year Built	DWT	Type	Current Employment	Gross Rate per Day	Earliest Redelivery	Latest Redelivery
DRYBULK
Trenton	1995	75,229	Panamax	TC	$26,000	Apr-10	Aug-10
Pierre	1996	70,316	Panamax	TC	$23,000	Jun-10	Oct-10
Austin	1995	75,229	Panamax	TC	$26,000	Apr-10	Aug-10
Juneau	1990	149,495	Capesize	TC	$48,700	Sep-09	Nov-09
Lansing	1996	73,040	Panamax	TC	$24,000	Aug-09	Sep-09
Helena	1999	73,744	Panamax	TC	$32,000	May-12	Jan-13
Topeka	2000	74,710	Panamax	TC	$23,100	Oct-10	May-11
Richmond	1995	75,265	Panamax	TC	$29,100	Dec-09	Apr-10
Augusta	1996	69,053	Panamax	TC	$16,000	Nov-11	Mar-12
TANKERS
Pink Sands	1993	93,723	Aframax	TC	$27,450	Oct-10	Jan-11
Olinda	1996	149,085	Suezmax	Pool	-	Blue Fin Tankers
Tigani	1991	95,951	Aframax	TC	$29,800	Sep-09	Nov-09
Tamara	1990	95,793	Aframax	TC	$27,000	Nov-10	Mar-11

Conference Call and Webcast: May 20, 2009 at 08:30 A.M. EDT

OceanFreight management team will host a conference call on May 20, 2009, at 08:30 A.M. Eastern Daylight Time to discuss the Company’s financial results for the Quarter ended March 31, 2009.

Conference Call details:

Participants should Dial-Into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial -In), 0800 953 0329 (U.K. Toll Free Dial -In) or +44 (0) 1452 542 301 (Standard International Dial -In). Please quote "OceanFreight."

In case of any problem with the above numbers, please dial 1 866 223 0615 (U.S. Toll Free Dial -In), 0800 694 1503 (U.K. Toll Free Dial -In) or +44(0) 1452 586 513 (Standard International Dial -In). Please quote "OceanFreight.”

A telephonic replay of the conference call will be available until May 27th, 2009 by dialing 1 866 247 4222 (U.S. Toll Free Dial -In), 0800 953 1533 (U.K. Toll Free Dial -In) or +44 (0) 1452 550 000 (Standard International Dial -In). Access Code: 7445162#.

Slides and audio webcast:
There will also be a simultaneous live webcast over the Internet, through the OceanFreight Inc. website (www.oceanfreightinc.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About OceanFreight Inc.

OceanFreight Inc. was incorporated in 2006 to acquire high quality secondhand vessels and deploy them on medium and long term charters. The Company began operations with the delivery of its first vessel in June 2007 and currently owns and operates a fleet of thirteen vessels, consisting of one Capesize drybulk carrier, eight Panamax drybulk carriers, one Suezmax tanker and three Aframax tankers with a total carrying capacity of 1,170,633 dwt.

OceanFreight Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "OCNF".

Visit our website at www.oceanfreightinc.com .

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in OceanFreight Inc.'s operating expenses, including bunker prices, drydocking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by OceanFreight Inc. with the U.S. Securities and Exchange Commission.

Company Contact:
Demetris Nenes
Tel: +30-210-809-0514
E-mail: management@oceanfreightinc.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel: +1-212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  May 20, 2009

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer